Exhibit 99.4

NOEL O’BRIEN

Consulting Process Engineer

Rtek Pty Ltd.

33 Richardson Street, West Perth, WA 6005, Australia

CONSENT OF QUALIFIED PERSON

I, Noel O’Brien, consent to the public filing of the technical report titled “Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil, Updated Technical Report”, (the “Technical Report”) with an effective date of 31st October 2022, by Sigma Lithium Corporation (the “Corporation”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Corporation dated December 4, 2022 (the “News Release”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this January 16th, 2023.

/s/ “Noel O’Brien”
Noel O’Brien, BE(Met), MBA, FAusIMM
Process Consultant to RTek Group Pty Ltd,33 Richardson Street,West Perth, WA,
6005, Australia